Exhibit 99.1

Cellectis Reports Financial Results for Third Quarter and First Nine Months of 2017

  FDA has lifted the clinical hold from both Phase 1 trials of UCART123 in acute myeloid leukemia (AML) and in blastic plasmacytoid dendritic cell neoplasm (BPDCN)
  Preliminary results of the first-in-human clinical trials of UCART19 will be presented at the 59th American Society of Hematology (ASH) annual meeting
  Completion on July 25, 2017 of the Nasdaq-listed IPO of Calyxt, a 79,8% owned subsidiary of Cellectis - with $64.4 million in gross proceeds to Calyxt
  Cash1 position of $304 million as of September 30, 2017

NEW YORK--(BUSINESS WIRE)--November 13, 2017--Regulatory News:

Cellectis S.A. (Paris:ALCLS) (NASDAQ:CLLS) (Euronext Growth: ALCLS - Nasdaq: CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on gene-edited allogeneic CAR T-cells (UCART), today announced its results for the three-month period ended September 30, 2017 and for the nine-month period ended September 30, 2017.

Earnings Call Details

Cellectis will host an earnings call on November 14, 2017 at 8:30am Eastern Time to discuss its financial results and provide a general business update.

Dial-In Numbers:
Live PARTICIPANT Dial-In (Toll-Free US & Canada): 877-407-3104
Live PARTICIPANT Dial-In (International): +1 201-493-6792

Replay Information:
Conference ID #: 13625168
Replay Dial-In (Toll Free US & Canada): 877-660-6853
Replay Dial-In (International): +1 201-612-7415
Expiration Date: 11/28/17

Webcast URL (Archived for 6 months): http://cellectis.equisolvewebcast.com/q3-2017

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1 Cash position includes cash, cash equivalent and current financial assets.

Third Quarter 2017 and Recent Highlights

Cellectis - Therapeutics

UCART123: Cellectis’ TALEN® gene-edited, allogeneic CAR T product candidate in AML and BPDCN Patients

As of November 6, 2017, Cellectis announced that the U.S. Food and Drug Administration (FDA) has lifted the clinical hold, previously announced on September 4, 2017, on both Phase 1 trials of UCART123 product candidate in acute myeloid leukemia (AML) and blastic plasmacytoid dendritic cell neoplasm (BPDCN). In connection with the lifting of the clinical hold, Cellectis agreed with the FDA to certain revisions to be implemented in Phase 1 UCART123 protocols. Cellectis is currently working with the investigators from Weill Cornell Medicine New York - Presbyterian Hospital and MD Anderson Cancer Center to obtain approval of the revised protocols from their respective institutional review boards in order to resume patient enrollment.

UCART19: TALEN® gene-edited, allogeneic CAR T product candidate in ALL patients, exclusively licensed to Servier

Preliminary results of the first-in-human clinical trials of UCART19 will be presented at the 59th American Society of Hematology annual meeting (the “ASH Annual Meeting”) to be held from December 9 to 12, 2017 in Atlanta, GA. Results from the UCART19 clinical trial in adult ALL patients will be presented orally by Reuben Benjamin, principal investigator for the trial and consultant hematologist at King’s College Hospital, United Kingdom. Results from the UCART19 clinical trial in pediatric ALL patients will be presented during a poster session by Waseem Qasim, principal investigator for the trial and consultant in pediatric immunology and reader in cell and gene therapy at Great Ormond Street Hospital for Children, United Kingdom.

UCARTCS1, UCART22 & UCART123

Three abstracts regarding other Company's off-the-shelf CAR T product candidates have been accepted for presentation at the 59th American Society of Hematology (ASH) Annual Meeting:

  UCARTCS1: Universal SLAMF7-Specific CAR T-Cells As Treatment for Multiple Myeloma (oral presentation)
  UCART22: Pre-clinical Activity of Allogeneic Anti-CD22 CAR T-Cells for the Treatment of B-cell Acute Lymphoblastic Leukemia (oral presentation)
  UCART123 product candidate targeting Blastic Plasmacytoid Dendritic Cell Neoplasm (poster presentation)

Corporate Governance

On October 4, 2017, Mathieu Simon M.D., Executive VP and Chief Operating Officer, as been appointed as Interim Chief Medical Officer. In accepting this position, Dr. Simon assumes the responsibilities of Loan Hoang-Sayag, who left Cellectis to pursue other professional opportunities. Effective on October 11, 2017, Dr. Simon also resigned from his position as a member of the board of directors in order to focus on his additional responsibilities as Interim Chief Medical Officer.

Calyxt, Inc. – Cellectis’ plant science subsidiary

Products

Calyxt’s herbicide-tolerant wheat, its third wheat product candidate, and improved oil composition canola, its first canola product candidate, have advanced to Phase 1 of development. With these phase advancements, Calyxt now has a total of nine product candidates in Phase 1 of development or later across its five crops: soybeans, wheat, canola, potatoes and alfalfa.

The first of Calyxt’s two alfalfa product candidates has been designated as a non-regulated article under the “Am I Regulated?” Process by Biotechnology Regulatory Services of the Animal and Plant Health Inspection Service (APHIS), an agency of the USDA. The improved quality alfalfa is the sixth Calyxt product candidate to be confirmed as a non-regulated article by the USDA including its high oleic soybean, high oleic / low linolenic soybean, powdery mildew resistant wheat, cold storable potatoes and reduced browning potatoes.

Corporate

Initial Public Offering: On July 25, 2017, Calyxt completed an initial public offering of its common stock, selling an aggregate of 8,050,000 shares of common stock at a price of $8.00 per share (including 1,050,000 shares of common stock pursuant to the exercise by the underwriters of their option to purchase additional shares). Calyxt received net proceeds of approximately $58.0 million, after deducting underwriting discounts and commissions and offering expenses. As part of the IPO, Cellectis purchased 2,500,000 shares of common stock for a value of $20.0 million, which is included in the net proceeds that Calyxt received. Calyxt used $5.7 million of the proceeds to cover a portion of the outstanding obligations owed to Cellectis. Following Calyxt’s IPO, Cellectis owns 79.8% of the outstanding Calyxt’s common shares.

Sale Leaseback Transaction: On September 6, 2017, Calyxt consummated a sale-leaseback transaction including a lease agreement between Calyxt and a third party with respect to the Calyxt’s lease of certain real property and improvements located in Roseville, Minnesota for a term of twenty years with option to extend the term for up to an additional twenty years.

Headquarters Construction: Calyxt has broken ground on its new 40,000-square-foot headquarters, which will be housed on the 11-acre site in Roseville, together with state-of-the-art research completed approximately 11,000-square-foot greenhouses.

Financial Results

Cellectis’ consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (“GAAP”).

Effective in the third quarter of 2017, Cellectis changed the presentation currency of its consolidated financial statements from the euro to the U.S. dollar, in order to enhance comparability with peers, which primarily present their financial statements in U.S. dollar.

Third quarter 2017 Financial Results

Cash: As of September 30, 2017, Cellectis had $304.1 million in total cash, cash equivalents and current financial assets compared to $271.2 million as of June 30, 2017. This increase of $32.9 million reflects (i) an increase of $38.0 million attributable to Calyxt IPO, (ii) the net cash provided by investing activities of $6.1 million included $7.0 million of proceeds from Calyxt’s sale leaseback transaction and (iii) the unrealized positive translation effect of exchange rate fluctuations on U.S. dollar cash, cash equivalents and current financial assets of $3.1 million; partially offset by (iv) the net cash flows used by operating activities of $15.5 million.

Cellectis expects that its cash, cash equivalents and current financial assets of $304.1 million as of September 30, 2017 will be sufficient to fund its current operations into 2020.

Revenues and Other Income: During the quarters ended September 30, 2016 and 2017, we recorded $12.6 million and $7.3 million, respectively, in revenues and other income. This decrease of $5.4 million is mainly due to (i) a $5.0 million decrease in collaboration revenues of which $4.0 million represented revenue from payments by Servier during the quarter ended September 30, 2016 for the supply of raw materials and batches of UCART19 products, that did not recur during the quarter ended September 30, 2017, $0.6 million represented decreased recognition of upfront already paid to Cellectis and a $0.3 million decrease in research and development cost reimbursements, (ii) a $0.2 million decrease in license revenue and (iii) a $0.2 million decrease in research credit tax.

Total Operating Expenses: Total operating expenses for the third quarter of 2017 were $33.0 million, compared to $25.5 million for the third quarter of 2016. The non-cash stock-based compensation expenses included in these amounts were $12.8 million and $13.5 million, respectively.

R&D Expenses: For the quarters ended September 30, 2016 and 2017, research and development expenses increased by $4.9 million from $15.4 million in 2016 to $20.3 million in 2017. Personnel expenses decreased by $2.1 million from $10.3 million in 2016 to $8.1 million in 2017, primarily due to a $2.3 million decrease in non-cash stock based compensation expense, partly offset by a $0.2 million increase in wages and salaries. Purchases and external expenses increased by $6.8 million from $4.9 million in 2016 to $11.7 million in 2017, mainly due to increased expenses related to payments to third parties participating in product development, purchases of biological raw materials, expenses for process development and expenses associated with the use of laboratories and other facilities. Other expenses increased by $0.2 million for the third quarter of 2017 compared to the third quarter of 2016.

SG&A Expenses: During the quarters ended September 30, 2016 and 2017, we recorded $9.7 million and $12.2 million, respectively, of selling, general and administrative expenses. The increase of $2.4 million primarily reflects an increase of $2.2 million in personnel expenses from $7.4 million to $9.6 million, attributable, among other things, to an increase of $0.5 in wages and salaries and an increase of $1.6 million in non-cash stock-based compensation expense, as well as an increase of $0.3 million in purchases and external expenses.

Financial Gain (Loss): The financial loss was $1.2 million for the third quarter of 2016 compared with a financial loss of $3.4 million for the third quarter of 2017. The change in financial result was primarily attributable to an increase in net foreign exchange loss of $3.2 million due to the effect of exchange rate fluctuations on our U.S. dollar cash and cash equivalent accounts, partially offset by an increase of $0.8 million in fair value adjustment income on our foreign exchange derivatives and current financial assets and an increase of $0.2 million in interest received from our financial investment.

Net Income (Loss) Attributable to Shareholders of Cellectis: During the three months ended September 30, 2016 and 2017, we recorded a net loss attributable to shareholders of Cellectis of $14.1 million (or $0.40 per share on both a basic and a diluted basis) and net loss attributable to shareholders of Cellectis of $26.2 million (or $0.73 per share), respectively. Adjusted loss attributable to shareholders of Cellectis for the third quarter of 2017 was $13.3 million ($0.37 per share) compared to adjusted loss attributable to shareholders of Cellectis of $0.5 million ($0.02 per), for the third quarter of 2016. Adjusted income (loss) attributable to shareholders of Cellectis for the third quarter of 2017 and 2016 excludes non-cash stock-based compensation expense of $12.8 million and $13.5 million, respectively. Please see "Note Regarding Use of Non-GAAP Financial Measures" for reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to adjusted income (loss) attributable to shareholders of Cellectis.

First Nine Months 2017 Financial Results

Cash: As of September 30, 2017, Cellectis had $304.1 million in total cash, cash equivalents and current financial assets compared to $ 291.2 million as of December 31, 2016. This increase of $12.9 million primarily reflects (i) the proceeds of $38.0 million as part of the Calyxt IPO, (ii) the net cash provided by investing activities of $2.3 million which includes $7.0 million of proceeds from Calyxt’s sale leaseback transaction and (iii) the unrealized positive translation effect of exchange rate fluctuations on U.S. dollar cash, cash equivalents and current financial assets of $13.1 million; partially offset by the net cash flows used by operating activities of $42.8 million.

Revenues and Other Income: During the nine-month period ended September 30, 2016 and 2017, we recorded $43.5 million and $26.7 million, respectively, in revenues and other income. This decrease of $16.8 million is mainly due to (i) a $16.9 million decrease in collaboration revenues of which $8.5 million represented one-time milestones revenues received during the second quarter of 2016 with the first patient dosed in the Phase 1 clinical trial for UCART 19, $4.8 million represented decreased recognition of upfront fees already paid to Cellectis and $1.5 million represented decrease in research and development cost reimbursements and $2.2 million represented decreased revenue from payment by Servier for the supply of raw materials and batches of UCART19 products, and (ii) a $0.4 million decrease in other licenses revenue, partially offset by (iii) an increase of $0.5 million in research tax credits.

Total Operating Expenses: Total-operating expenses for the nine-month period ended September 30, 2017 were $91.8 million, compared to $90.3 million for the nine months ended September 30, 2016. The non-cash stock-based compensation expenses included in these amounts were $38.9 million and $44.5 million, respectively.

R&D Expenses: For the nine months ended September 30, 2016 and 2017, research and development expenses increased by $0.3 million from $58.3 million in 2016 to $58.5 million in 2017. Personnel expenses decreased by $8.5 million from $36.4 million in 2016 to $27.9 million in 2017, primarily due to a $6.7 million decrease in non-cash stock based compensation expense, and a $1.9 million decrease in social charges on stock options grants partly offset by a $0.1 million increase in wages and salaries. Purchases and external expenses increased by $8.4 million from $20.7 million in 2016 to $29.1 million in 2017, mainly due to increased expenses related to payments to third parties participating in product development, purchases of biological raw materials, expenses for process development and expenses associated with the use of laboratories and other facilities. Other expenses increased by $0.4 million for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016.

SG&A Expenses: During the nine months ended September 30, 2016 and 2017, we recorded $31.1 million and $31.8 million, respectively, of selling, general and administrative expenses. The increase of $0.8 million primarily reflects (i) an increase of $1.1 million in personnel expenses from $23.9 million to $25.0 million, attributable to a $1.6 million increase in wages and salaries, a $1.1 million increase in non-cash stock based compensation expense, partly offset by a decrease of $1.6 million of social charges on stock options grants, (ii) a $0.2 increase in other expenses, partially offset by a $0.5 million decrease in purchases and external expenses.

Financial Gain (Loss): The financial loss was $7.1 million for the nine months ended September 30, 2016 compared with financial loss of $10.0 million for the nine months ended September 30, 2017. The change in financial result was primarily attributable to the effect of exchange rate fluctuations on our U.S. dollar cash and cash equivalent accounts for $7.3 million partially offset by the fair value adjustment on our derivative instrument and financial current asset for $4.2 million and the interest received from our financial investment for $0.2 million.

Net Income (Loss) Attributable to Shareholders of Cellectis: During the nine months ended September 30, 2016 and 2017, we recorded a net loss attributable to shareholders of Cellectis of $53.9 million (or $ 1.53 per share) and a net loss attributable to shareholders of Cellectis of $72.3 million (or $2.03 per share), respectively. Adjusted loss attributable to shareholders of Cellectis for the nine months ended September 30, 2017 was $33.3 million ($0.94 per share) compared to adjusted loss attributable to shareholders of Cellectis of $9.4 million ($0.27 per share), for the nine months ended September 30, 2016. Adjusted loss attributable to shareholders of Cellectis for the nine months ended September 30, 2017 and 2016 excludes a non-cash stock-based compensation expense of $38.9 million and $44.5 million, respectively. Please see "Note Regarding Use of Non-GAAP Financial Measures" for reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to adjusted net income (loss) attributable to shareholders of Cellectis.

CELLECTIS S.A. INTERIM STATEMENT OF CONSOLIDATED FINANCIAL POSITION ($ in thousands, except per share data)

As of
	December 31, 2016 Audited	September 30, 2017 Non audited

ASSETS
Non-current assets
Intangible assets	1 343	1 470
Property, plant, and equipment	16 900	8 229
Other non-current financial assets	691	989
Total non-current assets	18 935	10 688

Current assets
Inventories	118	125
Trade receivables	3 627	2 897
Subsidies receivables	8 723	16 796
Other current assets	8 870	14 788
Cash and cash equivalent and Current financial assets	291 159	304 102
Total current assets	312 498	338 707
TOTAL ASSETS	331 432	349 395

LIABILITIES
Shareholders’ equity
Share capital	2 332	2 365
Premiums related to the share capital	568 185	604 551
Treasury share reserve	(416)	(302)
Currency translation adjustment	(22 174)	(530)
Retained earnings	(207 875)	(251 413)
Net income (loss)	(67 255)	(72 266)
Total shareholders’ equity - Group Share	272 795	282 405
Non-controlling interests	1 876	17 733
Total shareholders’ equity	274 671	300 138

Non-current liabilities
Non-current financial liabilities	30	17
Non-current provisions	560	697
Total non-current liabilities	590	714

Current liabilities
Current financial liabilities	1 730	29
Trade payables	9 722	12 693
Deferred revenues and deferred income	38 929	29 763
Current provisions	594	923
Other current liabilities	5 196	5 135
Total current liabilities	56 171	48 543
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	331 432	349 395

CELLECTIS S.A. INTERIM STATEMENT OF CONSOLIDATED OPERATIONS – Third quarter (unaudited) ($ in thousands, except per share data)

For the three-month period ended September 30,
	2016	2017

Revenues and other income
Revenues	11 266	6 122
Other income	1 356	1 131
Total revenues and other income	12 622	7 253
Operating expenses
Royalty expenses	(348)	(569)
Research and development expenses	(15 434)	(20 289)
Selling, general and administrative expenses	(9 726)	(12 153)
Other operating income and expenses	(15)	54
Total operating expenses	(25 522)	(32 956)

Operating income (loss)	(12 900)	(25 703)

Financial gain (loss)	(1 156)	(3 393)

Net income (loss)	(14 056)	(29 096)
Attributable to shareholders of Cellectis	(14 056)	(26 154)
Attributable to non-controlling interests	-	(2 942)
Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.40)	(0.73)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.40)	(0.73)

CELLECTIS S.A. STATEMENT OF CONSOLIDATED OPERATIONS – FIRST NINE MONTHS (unaudited) ($ in thousands, except per share data)

For the nine-month period ended September 30,
	2016	2017

Revenues and other income
Revenues	36 702	19 416
Other income	6 754	7 286
Total revenues and other income	43 456	26 702
Operating expenses
Royalty expenses	(1 155)	(1 748)
Research and development expenses	(58 269)	(58 525)
Selling, general and administrative expenses	(31 063)	(31 830)
Other operating income and expenses	186	317
Total operating expenses	(90 300)	(91 787)

Operating income (loss)	(46 844)	(65 085)

Financial gain (loss)	(7 061)	(9 969)

Net income (loss)	(53 905)	(75 054)
Attributable to shareholders of Cellectis	(53 905)	(72 266)
Attributable to non-controlling interests	--	(2 788)
Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(1.53)	(2.03)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(1.53)	(2.03)

Note Regarding Use of Non-GAAP Financial Measures

Cellectis S.A. presents adjusted net income (loss) attributable to shareholders of Cellectis in this press release. Adjusted net income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We have included in this press release a reconciliation of this figure to Net income (loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of Non-cash stock-based expenses from Net income (loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of adjusted net income (loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which use similar stock-based compensation, may address the impact of Non-cash stock-based compensation expense differently; and (b) other companies may report adjusted net income (loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider adjusted net income (loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including Net income (loss) attributable to shareholders of Cellectis.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – Third quarter (unaudited) ($ in thousands, except per share data)

	For the three-month period ended September 30,
	2016	2017

Net net income (loss) attributable to shareholders of Cellectis	(14 056)	(26 154)
Adjustment: Non-cash stock-based compensation expense	13 526	12 810
Adjusted net income (loss) attributable to shareholders of Cellectis	(531)	(13 344)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.02)	(0.37)

Weighted average number of outstanding shares, basic (units)	35 333 572	35 917 975

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.02)	(0.37)

Weighted average number of outstanding shares, diluted (units)	35 713 432	35 938 145

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – First nine months (unaudited) ($ in thousands, except per share data)

	For the nine-month period ended September 30,
	2016	2017

Net net income (loss) attributable to shareholders of Cellectis	(53 905)	(72 266)
Adjustment: Non-cash stock-based compensation expense	44 534	38 940
Adjusted net income (loss) attributable to shareholders of Cellectis	(9 371)	(33 325)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.27)	(0.94)

Weighted average number of outstanding shares, basic (units)	35 274 890	35 604 374

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.27)	(0.94)

Weighted average number of outstanding shares, diluted (units)	35 695 907	35 626 736

About Cellectis

Cellectis is a clinical-stage biopharmaceutical company focused on developing a new generation of cancer immunotherapies based on gene-edited T-cells (UCART). By capitalizing on its 17 years of expertise in gene editing – built on its flagship TALEN® technology and pioneering electroporation system PulseAgile – Cellectis uses the power of the immune system to target and eradicate cancer cells. Using its life-science-focused, pioneering genome engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis is listed on the Nasdaq market (ticker: CLLS) and on the NYSE Euronext Growth market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it. TALEN® is a registered trademark owned by Cellectis.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions and include, but are not limited to, statements regarding the outlook for Cellectis’ future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances, many of which are beyond Cellectis’ control. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. Cellectis expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

CONTACT:
Cellectis
Media:
Jennifer Moore, 917-580-1088
VP of Communications
media@cellectis.com
or
Caitlin Kasunich, 212-896-1241
KCSA Strategic Communications
ckasunich@kcsa.com
or
IR:
Simon Harnest, 646-385-9008
VP of Corporate Strategy and Finance
simon.harnest@cellectis.com